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                          February 22, 2023

       John H. Watt, Jr.
       President and Chief Executive Officer
       NBT BANCORP INC
       52 South Broad Street
       Norwich, New York 13815

                                                        Re: NBT BANCORP INC
                                                            Registration
Statement on Form S-4
                                                            Filed February 13,
2023
                                                            File No. 333-269742

       Dear John H. Watt, Jr.:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Les Reese